Exhibit 12

Genworth Financial, Inc.

Statement of Ratio of Income to Fixed Charges

(Dollar amounts in millions)

	Nine months ended September 30, 2009	Years ended December 31,
		2008	2007	2006	2005	2004
Income (loss) from continuing operations before income taxes and accounting changes	$(894)	$(942)	$1,606	$1,853	$1,745	$1,584
Less: income attributable to noncontrolling interests before income taxes	40	—	—	—	—	—

Income (loss) from continuing operations before income taxes and accounting changes and excluding income attributable to noncontrolling interests	$(934)	$(942)	$1,606	$1,853	$1,745	$1,584

Fixed charges included in income (loss) from continuing operations:
Interest expense	$306	$470	$481	$364	$293	$217
Interest portion of rental expense	10	18	15	15	13	14

Subtotal	316	488	496	379	306	231
Interest credited to investment contractholders	763	1,293	1,552	1,520	1,423	1,431

Total fixed charges from continuing operations	1,079	1,781	2,048	1,899	1,729	1,662

Fixed charges included in income from discontinued operations:
Interest expense	—	—	—	—	—	—
Interest portion of rental expense	—	—	—	—	—	—

Subtotal	—	—	—	—	—	—
Interest credited to investment contractholders	—	—	1	2	2	1

Total fixed charges from discontinued operations	—	—	1	2	2	1

Total fixed charges	$1,079	$1,781	$2,049	$1,901	$1,731	$1,663

Income (loss) available for fixed charges (including interest credited to investment contractholders)	$145	$839	$3,655	$3,754	$3,476	$3,247

Ratio of income (loss) to fixed charges (including interest credited to investment contractholders)	0.13	0.47	1.78	1.97	2.01	1.95

Income (loss) available for fixed charges (excluding interest credited to investment contractholders)	$(618)	$(454)	$2,102	$2,232	$2,051	$1,815

Ratio of income (loss) to fixed charges (excluding interest credited to investment contractholders)	(1.96)	(0.93)	4.24	5.89	6.70	7.86

For the nine months ended September 30, 2009, additional income required to achieve a 1:1 ratio coverage was $934 million.

For the year ended December 31, 2008, additional income required to achieve a 1:1 ratio coverage was $942 million.